Exhibit 12.1

Computation of ratio of earnings to fixed charges (a)
(dollars in thousands)

	Three Months Ended March 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended March 31, 2014	Year Ended March 31, 2013	Year Ended March 31, 2012
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$(2,647)	$55,612	$(99,418)	$48,661	$47,728	$39,406
Fixed charges	10,372	24,418	26,537	4,833	3,582	2,650

Total earnings available for fixed charges	$7,725	$80,030	$(72,881)	$53,494	$51,310	$42,056

Fixed charges:
Interest factor of rental expense	$5,872	$6,281	$5,416	$4,254	$3,214	$2,650
Interest expense	4,500	18,137	21,121	579	368	—

Total fixed charges	10,372	24,418	26,537	4,833	3,582	2,650

Ratio of earnings to fixed charges	0.74x	3.28x	*	11.06x	14.32x	15.87x

* Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges by $46,344

(a)
The Advisory Board Company had no preferred equity securities outstanding and did not pay preferred dividends in any of the periods presented. Consequently, the ratio of earnings to combined fixed charges and preferred stock dividends for each of such periods is identical to the ratio of earnings to fixed charges as indicated above.

The Advisory Board Company computes its ratio of earnings to fixed charges by dividing pre-tax income (loss) from continuing operations, before adjustment for income or loss from equity investees, plus fixed charges and less capitalized interest, by fixed charges. Fixed charges consist of interest expense, including interest expense from amortized premiums, discounts and capitalized expenses related to indebtedness, and the estimated portion of rental expense deemed by the Company to be representative of the interest factor of rental payments under operating leases, which the Company estimates to be one-third of such payments.